May 22, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (206) 377-3020

Mr. Thomas W. Casey
Executive Vice President and
Chief Financial Officer
Washington Mutual, Inc.
1301 Second Avenue
Seattle, Washington 98101

Re: Washington Mutual, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-K/A for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 001-14667

Dear Mr. Casey:

We have completed our review of your Form 10-K, Form 10-K/A and 10-Q and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief